     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 30, 2000

                                                 REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                            SAGENT TECHNOLOGY, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                     DELAWARE                                           94-3225290
          (STATE OR OTHER JURISDICTION OF                              (IRS EMPLOYER
          INCORPORATION OR ORGANIZATION)                          IDENTIFICATION NUMBER)

                        800 W. EL CAMINO REAL, SUITE 300
                            MOUNTAIN VIEW, CA 94040
                                 (650) 815-3100
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                KENNETH GARDNER
                                 PRESIDENT AND
                            CHIEF EXECUTIVE OFFICER
                            SAGENT TECHNOLOGY, INC.
                        800 W. EL CAMINO REAL, SUITE 300
                            MOUNTAIN VIEW, CA 94040
                                 (650) 815-3100
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                   COPIES TO:

                          ARTHUR F. SCHNEIDERMAN, ESQ.
                             THOMAS C. KLEIN, ESQ.
                        WILSON SONSINI GOODRICH & ROSATI
                            PROFESSIONAL CORPORATION
                               650 PAGE MILL ROAD
                            PALO ALTO, CA 94304-1050
                                 (650) 493-9300

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
   From time to time after the effective date of this Registration Statement.

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, check the following box. [ ]

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
                                                               PROPOSED            PROPOSED MAXIMUM
     TITLE OF EACH CLASS             AMOUNT TO BE          MAXIMUM OFFERING       AGGREGATE OFFERING          AMOUNT OF
OF SECURITIES TO BE REGISTERED      REGISTERED(1)         PRICE PER SHARE(2)         PRICE(1)(2)           REGISTRATION FEE
------------------------------------------------------------------------------------------------------------------------------
Common Stock, no par value....        2,609,634                 $7.625              $19,898,459.25            $5,372.58
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------

(1) Pursuant to Rule 416 under the Securities Act, this Registration Statement also relates to a presumably indeterminable number of shares of Common Stock which are issuable upon stock splits, stock dividends, recapitalizations or other similar transactions.

(2) Estimated solely for the purpose of computing the registration fee and based on the average of the high and low sale prices of the Common Stock as reported on the Nasdaq National Market on June 23, 2000, which was $7.625.

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

      INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                   SUBJECT TO COMPLETION, DATED JUNE 30, 2000

                            SAGENT TECHNOLOGY, INC.

                                2,609,634 Shares

                                Of Common Stock

     The selling stockholders listed inside are offering to sell up to 2,609,634 shares of Sagent Technology, Inc. common stock for their own account. We will not receive any proceeds from such sales. We issued these shares of our common stock to the selling stockholders in private transactions.

     Our common stock is listed on the Nasdaq National Market under the symbol "SGNT." On June 28, 2000, the last reported sale price for the common stock on the Nasdaq National Market was $8.75 per share.

     YOU SHOULD CONSIDER CAREFULLY THE RISK FACTORS BEGINNING ON PAGE 9 BEFORE MAKING A DECISION TO PURCHASE OUR STOCK.

                           -------------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                 The date of this prospectus is              , 2000.

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Where You Can Find More Information.........................    2
Special Note Regarding Forward-Looking Statements...........    3
About Sagent Technology.....................................    4
Risk Factors................................................   11
Selling Stockholders........................................   19
Plan of Distribution........................................   20
Legal Matters...............................................   21
Experts.....................................................   21

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. THE SELLING STOCKHOLDERS ARE OFFERING TO SELL, AND SEEKING OFFERS TO BUY SHARES OF OUR COMMON STOCK ONLY IN JURISDICTIONS WHERE OFFERS AND SALES ARE PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF DELIVERY OF THIS PROSPECTUS OR OF ANY SALE OF OUR COMMON STOCK. IN THIS PROSPECTUS, "SAGENT," "WE," "US," AND "OUR" REFER TO SAGENT TECHNOLOGY, INC. AND ITS SUBSIDIARIES.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference facilities in Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the SEC located at 7 World Trade Center, Suite 1300, New York, New York 10048, and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC's web site at http://www.sec.gov.

     The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this Prospectus, and later information filed with the SEC will update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until this offering is completed.

          (1) Our Annual Report on Form 10-K for the year ended December 31,
     1999;

          (2) Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2000;

          (3) Our Current Reports on Form 8-K/A dated February 11, 2000, and February 28, 2000; and

          (4) The description of our common stock contained in our registration statement on Form 8-A dated January 29, 1999, including any amendments or reports filed for the purpose of updating such description.

     You may request a copy of these filings, at no cost, by writing to us at the following address:

               Investor Relations
               Sagent Technology, Inc.
               800 W. El Camino Real, Suite 300
               Mountain View, California 94040

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements deal with our current plans, intentions, beliefs and expectations and statements of future economic performance. Statements containing terms such as "believes," "does not believe," "plans," "expects," "intends," "estimates," "anticipates" and other phrases of similar meaning are considered to contain uncertainty and are forward-looking statements.

     Forward-looking statements involve known and unknown risks and uncertainties which may cause our actual results in future periods to differ materially from what is currently anticipated. We make cautionary statements in certain sections of this prospectus, including under "Risk Factors." You should read these cautionary statements as being applicable to all related forward-looking statements wherever they appear in this prospectus, in the materials referred to in this prospectus, in the materials incorporated by reference into this prospectus, or in our press releases.

     No forward-looking statement is a guarantee of future performance, and you should not place undue reliance on any forward-looking statement. The risks set out below are not the only risks we face.

     If any of the following risks occur, our business, financial condition and results of operations could be materially adversely affected. In such case, the trading price of the common stock could decline.

                            ABOUT SAGENT TECHNOLOGY

     Sagent Technology is a provider of Real-time eBusiness Intelligence Solutions that enable enterprises to win, retain, and grow new customers and improve operational effectiveness. We develop, market, and support products and services that help businesses collect, analyze, understand, and act on customer and operational information in real-time. Sagent's products and services provide a way for an organization's employees, customers, and partners to use the World Wide Web to examine the internal data they already have and to supplement that data with external, value-added information such as demographic, geographic, or other content. We refer to our products as "Real-time eBusiness Intelligence" solutions because they enable organizations to rapidly make more informed, intelligent decisions and to spread that ability across the enterprise.

BACKGROUND

     Today, information about an organization's customers, products and operations is one of its most important strategic assets. In particular, as organizations have begun to pursue more complex operational strategies, their need for timely information has increased. In addition, as businesses continue to streamline their organizational structures to improve time to market and responsiveness to rapidly changing market conditions, decision making authority is expected to become more distributed, thus heightening the need for broader dissemination of information throughout the enterprise. Most recently, the rapid adoption of the Internet and the Web has given organizations the ability to share information internally and externally on a cost-effective basis and has dramatically increased the number of people who can receive and access information.

     To be successful in the Internet age, companies must use the World Wide Web to grow their top-line revenue-identifying, winning, and keeping successful customers-and to manage their bottom-line organizational performance-monitoring operational and financial data to track the "health" of their enterprise. Increased competition places a premium on finding and retaining customers, while reduced margins and shortened business cycles make it crucial to control costs and streamline operations. Organizations need to put all of their information assets to work to attract and retain customers, while at the same time increasing operational efficiencies.

     The Internet offers new ways of identifying, qualifying and selling to customers while they are at a company's web site, call center, or store location. Many businesses use data about customers' prior buying habits to target marketing activities and create compelling offers for new products or services. But this historical data only delivers part of the picture. Integrating the data businesses collect during each customer interaction with value-added external information-such as demographic, firmographic, and geographic content-provides a clearer picture of who a company's customers are and what they really need. This enables companies to improve customer relationships and identify new opportunities for selling, cross-selling, and up-selling.

     In addition to gaining a better understanding of customers, today's companies also require a clear picture of their own operations in order to succeed in the competitive environment of eBusiness. Enterprises need to understand exactly what is happening within their organization and use that knowledge to rapidly reshape and transform the way they run their business. Companies that cannot respond to changing market conditions will be quickly surpassed by their more nimble competitors.

     To improve the timeliness and quality of critical business decisions, companies must give front-line managers the ability to rapidly develop, track, and respond to key business metrics. Empowering employees to make better operational decisions requires an information supply chain that delivers a thorough understanding of business processes. Unfortunately, the critical business information companies need to facilitate strategic decision-making is often locked up in multiple, disparate applications, databases, and legacy systems.

SAGENT'S PRODUCTS

     Sagent provides Real-time eBusiness Intelligence solutions to help companies maximize revenue, reduce costs, and streamline business processes. These solutions include:

     - A suite of integrated software products that provide a platform for collecting, organizing, and manipulating information from a variety of sources

     - Software tools that enhance enterprise data by dynamically integrating it with demographic information, geographic data, and other value-added content

     - Web-based services that allow customers to access our data enhancement tools over the internet, enabling them to improve the quality and consistency of their internal data and to supplement this data with value-added content

     - Consulting services to help customers rapidly and effectively install, configure, and deploy Sagent's software and services

SOFTWARE PRODUCTS

     Our main product, the Sagent Solution, gathers data from a variety of sources, such as relational databases, mainframe databases, and the Internet, and organizes that data into a common structure or repository known as a data mart. A data mart is used to more efficiently manage a subset of corporate data focused on the needs of a specific group of users. Once data is organized into our data mart, the Sagent Solution product suite allows organizations to more efficiently analyze the data and provides access to the information through personal computers, reports, and, importantly, through Web browsers over the Internet. We also provide design, systems engineering and education services to facilitate successful customer implementations.

     The Sagent Solution includes a number of components:

     - Sagent Server -- a high-performance application server for data extraction and transformation, data and metadata repository storage, data movement and caching.

     - Sagent Admin -- a tool that enables system administrators to control a distributed network of data stores from a single location. Sagent Admin provides a single, integrated view of all system components.

     - Sagent Design Studio -- a graphical environment for administrators to develop Data Flow plans, data staging and storage, metadata creation and online analysis. Developers use this component to define their data extraction, transformation and movement requirements, while power users utilize it to perform ad hoc queries, online analysis and reporting.

     - Sagent Information Studio -- a graphical interface for easily accessing and sharing information. This client-side component enables users to build powerful data requests, store result sets for easy reuse and collaborate with other users.

     - Sagent Analysis -- an Information Studio plug-in for analyzing Sagent data, including cross-tabulation, slicing, drilling, charting and manipulation of information from relational data sources.

     - Sagent Reports -- an enterprise-level reporting tool that enables users to rapidly create, publish and view graphically rich reports and forms.

     - Sagent WebLink -- a Web interface that provides access to Sagent components through popular browsers. Sagent WebLink enables users to run data requests and view result sets quickly and easily from their browser-equipped desktop.

     Customers purchase the Sagent Solution product suite for three primary reasons. First, it combines in one integrated product key functions that a customer requires, such as extracting information from multiple data sources and providing end-users with the capability to analyze information and publish reports. This saves time and money otherwise spent combining many different products from many different vendors. Second, the Sagent Solution product suite can handle a very large number of users and a very large amount of data. This allows our product suite to scale to the increasing numbers of employees or customers who need access to information from inside organizations or through the Internet. Third, the Sagent product suite is designed for the Internet. Sagent has invested significant resources in technology to rapidly distribute information over the Web.

     Through our December, 1999 acquisition of Qualitative Marketing Software, Inc. (QMS), Sagent also provides tools and services for data quality, enhancement and profiling. These products enable our customers to supplement the data they already have with value-added external information-such as demographic, firmographic, and geographic content. This enables a number of important applications for marketing, customer service, and customer relationship management, including:

     - Data Enhancement -- drawing from Census demographics and national consumer and business data, records are appended with neighborhood, household, and business information.

     - Spatial Enhancement and Analysis -- using precise geographic information, records are appended with address-level latitude and longitude coordinates.

     - Address Standardization, Correction and Verification -- records are checked against the official Postal Service deliverable address database. Incorrect address elements are corrected and records are appended with ZIP+4, carrier route, delivery point bar code data, line-of-travel codes and more.

     - Householding and Record Consolidation -- batch processing technology is used to consolidate data from diverse sources and combine records of people living under the same roof into a single record.

     - Move Updating -- our technology matches customer and prospect databases against approximately 16 million individuals and businesses in the USPS FASTforward database that have changed addresses during the past six months. When a match is found, that record is updated automatically.

SERVICES

     To complement its product offering, Sagent also offers professional consulting and educational services to help customers achieve fast and full value from their implementation of the Sagent Solution. Sagent Professional Services, or SPS, provides a wealth of product and industry experience-from project definition and application development to deployment, training, and ongoing support.

MARKETING AND CUSTOMERS

     Sagent currently has more than 1,000 customers around the world and across such diverse industries as e-commerce, financial services, healthcare, insurance, and telecommunications. These include such market leaders as Sony Online Entertainment, MapQuest.com, GE Capital, Outpost.com, Ticketmaster, Kemper National Insurance, Royal & SunAlliance, United Healthcare and AT&T. Sagent has several strategic relationships, including ADP, Advent, CommerceOne, Compaq, EDS, IBM, Microsoft, Siebel and USinternetworking.

     Sagent is focused on building market awareness and acceptance of Sagent and its products as well as on developing strategic partnerships. Sagent's marketing strategy includes several components: image and awareness building, direct marketing to both prospective and existing customers, a strong Web presence, and marketing activities with key local and global partners. Sagent's corporate marketing strategy includes extensive public relations activities, corporate advertising, presentations at conferences and trade shows, and working with key analysts and other market influencers. Sagent's direct marketing activities include participation in selected trade shows and conferences, targeted advertising, direct mail efforts to existing and prospective customers, and local, regional and Web-based seminars. Sagent's corporate Web site is also used to generate leads for follow-up by Sagent's sales organization. Sagent's partner and channel marketing activities help to recruit, train, support and conduct cooperative marketing with technology partners, resellers and VARs. These programs help to foster strong relationships between Sagent and its partners. The marketing organization also provides a wide-range of programs, materials and events to support the sales organization in its efforts.

     The sales and marketing staff is based at Sagent's corporate headquarters in Mountain View, California. Sagent also has field sales offices in 29 locations around the United States.

PRODUCT DEVELOPMENT

     Sagent intends to continue making substantial investments in research and development and related activities to maintain and enhance the company's product lines. Product development is based upon a consolidation of the requirements from existing customers, technical support and engineering. The development group infrastructure provides documentation, quality assurance and delivery and support capabilities (as well as product design and implementation) for Sagent's products.

     Continued integration of the Sagent Solution platform products with the tools and services acquired from QMS will be a major development focus in 2000. There can be no assurance that Sagent will be able to complete these engineering activities in a timely or successfully manner, and the failure to do so could have a material adverse effect upon Sagent's business, operating results and financial condition.

COMPETITION

     Sagent operates in an intensely competitive, highly fragmented, and rapidly changing market. Sagent's current and potential competitors offer a variety of software solutions and generally fall within five categories:

     - vendors of packaged analytic applications such as Broadbase, e.Piphany, and Hyperion

     - vendors of business intelligence software such as Cognos, Business Objects, Brio, MicroStrategy, and Hummingbird;

     - vendors of data warehousing/data mart infrastructure environments such as Informatica, Ardent, and Acta;

     - database vendors that offer products which operate specifically with their proprietary database, such as Oracle, IBM, and Informix;

     - data providers and distributors such as Axciom and HotData

     The variety of current and potential competitors, and the emerging nature of the market makes Sagent's competitive position uncertain. Sagent has experienced and expects to continue experiencing increased competition from current and potential competitors, many of whom have significantly greater financial, technical, marketing and other resources than Sagent. Such competitors may be able to devote greater resources to the development, promotion and sales of their products than Sagent, or to respond more quickly to changes in customer requirements and/or evolving technology. Sagent anticipates additional competition as other vendors enter the market and new products and technologies are introduced. Increased competition could result in price reductions, fewer customer orders, reduced gross margins, longer sales cycles and loss of market share, any of which could materially and adversely affect Sagent's business, operating results and financial condition.

     Current and potential competitors may make strategic acquisitions or establish cooperative relationships among themselves or with third parties, thereby increasing the ability of their products to address the needs of Sagent's prospective customers. Sagent's current or future indirect channel partners may establish cooperative relationships with current or potential competitors of Sagent, thereby limiting Sagent's ability to sell its products through particular distribution channels. Accordingly, it is possible that new competitors or alliances among current and new competitors may emerge and rapidly gain significant market share. Such competition could materially adversely affect Sagent's ability to obtain new licenses, and maintenance and support renewals for existing licenses, on terms favorable to Sagent. Further, competitive pressures may require Sagent to reduce the price of its products, which could have a material adverse effect on Sagent's business, operating results and financial condition. There can be no assurance that Sagent will be able to compete successfully against current and future competitors, and the failure to do so could have a material adverse effect upon Sagent's business, operating results and financial condition.

     Sagent competes on the basis of the following factors:

     - product features;

     - product quality;

     - product performance;

     - analytical capabilities;

     - access to external information;

     - user scalability;

     - data volume scalability;

     - ease of use;

     - customer support;

     - implementation services, and

     - price.

     Sagent believes it presently competes favorably with respect to each of these factors. However, Sagent's market is still evolving and there can be no assurance that Sagent will be able to compete successfully against current and future competitors, and the failure to do so successfully could have a material adverse effect on Sagent's business, operating results and financial condition.

INTELLECTUAL PROPERTY

     Sagent currently relies primarily on a combination of copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect its proprietary rights. Sagent also believes that factors such as the technological and creative skills of its personnel, new product developments, frequent product enhancements, name recognition and reliable product maintenance are essential to establishing and maintaining a technology leadership position.

     Sagent seeks to protect its software, documentation and other written materials under trade secret and copyright laws, which afford only limited protection. There can be no assurance that Sagent's patent application will result in the issuance of a patent, or if issued, will not be invalidated, circumvented or challenged, or that the rights granted thereunder, if any, will provide competitive advantages to Sagent or that any of Sagent's future patent applications, if any, will be issued with the scope of the claims sought by Sagent, if at all.

     There can be no assurance that others will not develop technologies that are similar or superior to Sagent's technology or design around any patent that may come to be owned by Sagent. Despite Sagent's efforts to protect its proprietary rights, unauthorized parties may attempt to copy aspects of Sagent's products or to obtain and use information that Sagent regards as proprietary. Policing unauthorized use of Sagent's products is difficult, and while Sagent is unable to determine the extent to which piracy of its software products exists, software piracy can be expected to be a persistent problem. In addition, the laws of some foreign countries do not protect Sagent's proprietary rights as fully as do the laws of the United States. There can be no assurance that Sagent's means of protecting its proprietary rights in the United States or abroad will be adequate or that competitors will not independently develop similar technology.

     Sagent has entered into source code escrow agreements with a number of customers and indirect channel partners requiring release of source code. Such agreements provide that the contracting party will have a limited, non-exclusive right to use the code subject to the agreement in the event that:

     - there is a bankruptcy proceeding by or against Sagent;

     - if Sagent ceases to do business; or

     - in some cases, if Sagent fails to meet its contractual obligations.

     Sagent expects that software product developers will increasingly be subject to infringement claims as the number of products and competitors in Sagent's industry segment grows and the functionality of products in different industry segments overlaps. Any claims, with or without merit, could:

     - be time consuming to defend;

     - result in costly litigation;

     - divert management's attention and resources;

     - cause product shipment delays; or

     - require Sagent to enter into royalty or licensing agreements.

     Such royalty or licensing agreements, if required, may not be available on acceptable terms, if at all. In the event of a successful claim of product infringement against Sagent and its failure or inability to license the infringed or similar technology, Sagent's business, operating results and financial condition could be materially adversely affected.

     Finally, in the future Sagent may rely upon software that it may license from third parties, including software that may be integrated with Sagent's internally developed software and used in Sagent's products to perform key functions. There can be no assurance that these third-party software licenses will be available on commercially reasonable terms. Sagent's inability to obtain or maintain any third party software licenses could result in shipment delays or reductions until equivalent software could be developed, identified, licensed and integrated, which could have a material adverse effect on Sagent's business, operating results and financial condition.

EMPLOYEES

     As of December 31, 1999, Sagent had 320 employees, including 129 in sales and marketing, 70 in services and support, 91 in research and development and 30 in general and administrative functions. Sagent believes its employee relations are good. Sagent's success depends to a significant degree upon the continued contributions of its key management, engineering, sales and marketing personnel, many of whom would be difficult to replace.

     Sagent believes its future success will also depend in large part upon its ability to attract and retain highly skilled managerial, engineering, sales and marketing and finance personnel. Competition for such personnel is intense, and there can be no assurance that Sagent will be successful in attracting and retaining such personnel. The loss of the services of any of the key personnel, the inability to attract or retain qualified personnel in the future, or delays in either hiring required personnel, or the rate at which new people become productive, particularly sales personnel and engineers, could have a material adverse effect on Sagent's business, operating results and financial condition.

                                  RISK FACTORS

     You should carefully consider the risks described below before making an investment decision. The risks and uncertainties described below are not the only ones facing Sagent Technology. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. If any of the following risks actually occur, our business, results of operations or cash flows could be adversely affected. In those cases, the trading price of our common stock could decline, and you may lose all or part of your investment.

LIMITED OPERATING HISTORY, UNCERTAINTY OF FUTURE OPERATING RESULTS

     We commenced operations in June 1995 but we did not begin selling our first products until the fourth quarter of 1996, and a number of new products and new versions of existing products were subsequently introduced. As a result, we have experienced the risks and difficulties frequently encountered by early stage companies, particularly companies in new and rapidly evolving markets. We incurred net losses and losses from operations for the period ended December 31, 1995 and each of year ended thereafter. As of March 31, 2000, we had an accumulated deficit of approximately $45.2 million. Since inception, we have funded our business primarily from the sale of our stock and by borrowing funds, not from cash generated by our business. We expect to continue to incur significant sales and marketing, research and development and general and administrative expenses Although our revenues have grown in each year since formation, we cannot be certain that we will sustain or increase our revenues or improve our operating results in the future.

QUARTERLY OPERATING RESULTS MAY FLUCTUATE SIGNIFICANTLY

     We believe that quarter-to-quarter comparisons of our operating results are not a good indication of future performance. Although our operating results have generally improved from quarter to quarter in the past, our future operating results may not follow any past trends. It is likely that in some future quarter our operating results may be below the expectation of public market analysts and investors due to factors beyond our control, and as a result, the price of our common stock may fall.

     Factors which may cause our future operating results to be below expectations and cause our stock price to fall include:

     - The demand for and acceptance of Enterprise Intelligence solutions in general and our products, enhancements and services

     - The maintenance and development of our strategic relationships with enterprise application vendors, resellers and distributors

     - The introduction, timing and competitive pricing of our products and services and those of our competitors

     - The size and timing of significant orders

     - The expansion and rate of success of our direct sales force and indirect distribution channels both domestically and internationally

     - The attraction and retention of key personnel, particularly in our sales, services and support groups

     - The commercialization of our products incorporating advanced technologies

     - The growth of the market for Enterprise Intelligence solutions

     - The timing and successful integration of and costs related to technologies and businesses we may acquire in the future

     We plan to significantly increase our operating expenses to expand our administration, consulting and training, maintenance and technical support, research and development and sales and marketing groups. Our operating expenses are based on our expectations of future revenues and are relatively fixed in the short term. If revenues fall below our expectations in any quarter and we are not able to quickly reduce our spending in response, our operating results would be lower than expected and our stock price may fall.

WE MAY LOSE EXISTING CUSTOMERS OR BE UNABLE TO ATTRACT NEW CUSTOMERS IF WE DO NOT DEVELOP NEW PRODUCTS

     If we are not able to maintain and improve our product line and develop new products that keep pace with competitive product introductions and technological developments, satisfy diverse and evolving customer requirements and achieve market acceptance, we may lose existing customers or be unable to attract new customers. We may not be successful in developing and marketing this new version, other product enhancements or new products that respond to technological advances by others on a timely or cost-effective basis, or that these products, if developed, will achieve market acceptance.

     We have experienced delays in releasing new products and product enhancements and may experience similar delays in the future. These delays or problems in the installation or implementation of our new releases may cause customers to forego purchases of our products to purchase those of our competitors.

CHANGES IN INTERNET TECHNOLOGY AND OPERATING SYSTEM STANDARDS MAY IMPEDE MARKET ACCEPTANCE FOR OUR PRODUCTS

     Rapidly changing Internet technology and operating system standards may impede market acceptance for our products. We have a software application known as WebLink that allows users to query, analyze and report business information from a Web browser. This product has been designed based upon prevailing Internet technology. If new Web technologies emerge that are incompatible with deployment of our WebLink applications, our WebLink product may become obsolete and existing and potential new customers may seek alternatives to our products. We may not be able to quickly adapt our products to any new Internet technology. Additionally, our products allow connectivity to databases on a variety of operating systems, including mainframes, AS/400, UNIX and Windows NT. However, our application server component currently runs only on the Windows NT operating system. Therefore, our ability to increase sales of our products will depend on the continued acceptance of the Windows NT operating system. To the extent that potential customers use UNIX operating systems as their application server, we would need to develop a UNIX product. The development of a UNIX product would require us to commit a substantial investment of resources, and we may not successfully introduce such a product on a timely or cost-effective basis, or at all, which could lead potential customers to choose alternatives to our products.

ENTERPRISE INTELLIGENCE SOFTWARE MARKETS MAY NOT GROW

     Since all of our revenues are attributable to the sale of Enterprise Intelligence software and related maintenance, consulting and training services, if the market for Enterprise Intelligence software does not grow, our business will not grow. We expect Enterprise Intelligence software and services to account for substantially all of our revenues for the foreseeable future. Although demand for Enterprise Intelligence software has grown in recent years, the market may not continue to grow or, even if the market does grow, businesses may not adopt our products.

     We are focusing our selling efforts on large, enterprise-wide implementations of our products, and we expect such sales to constitute an increasing portion of any future revenue growth. While we have devoted significant resources to promoting market awareness of our products and the problems such products address, we do not know whether these efforts will be sufficient to support significant growth in the market for Enterprise Intelligence products.

IF OUR RELATIONSHIPS WITH CHANNEL PARTNERS ARE NOT SUCCESSFUL AND IF WE CANNOT RECRUIT ADDITIONAL CHANNEL PARTNERS WE MAY NOT BE ABLE TO EXPAND OUR SALES

     In addition to our direct sales force, we rely on successful relationships with a variety of channel partners, such as enterprise application vendors, resellers and distributors, for licensing and support of our products in the United States and internationally. If we cannot maintain successful relationships with these partners and cannot recruit additional strategic partners, we believe that we will have difficulty expanding the sales of our products. Our enterprise application vendor partners resell our products incorporated in their own software application. In addition, our channel partners offer products of several different companies, including, in some cases, products that compete with our products. These strategic partners may not develop or customize our applications to their needs or devote adequate resources to selling our products.

     We intend to expand our relationships with strategic partners and to increase the proportion of our customers licensed through these indirect channels. We may not be able to maintain strategic partnerships and attract additional strategic partners that will market our products effectively and will be qualified to provide timely and cost-effective customer support and service. Further, our relationships with our strategic partners may not generate enough royalty revenue to offset the significant resources used to develop these channels. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Sales and Marketing."

WE MAY NOT BE ABLE TO MANAGE OUR GROWTH SUCCESSFULLY OR SUSTAIN AND MANAGE GROWTH RATES WE HAVE EXPERIENCED IN THE PAST

     Our growth has placed, and our anticipated future growth will continue to place, a significant strain on our management systems and controls. If we cannot effectively establish and improve our processes we may not be able to manage our growth successfully or sustain and manage the growth rates we have experienced in the past.

     We have grown rapidly and will need to continue to grow in all areas of operation in order to execute our business strategy. Our total number of employees grew from 152 on December 31, 1998 to 320 on December 31, 1999, and we anticipate further significant increases in the number of employees. Sustaining our growth has placed significant demands on management as well as on our administrative, operational and financial resources and controls. In particular, we need to substantially upgrade our enterprise resource planning functions, including accounting, order entry and customer entry, which will become insufficient as we grow. We also will need to institute new systems such as human resource management and time and billing. See "Business -- Sales and Marketing."

WE INTEND TO EXPAND INTERNATIONAL OPERATIONS BUT WE MAY ENCOUNTER A NUMBER OF PROBLEMS IN DOING SO WHICH COULD LIMIT OUR FUTURE GROWTH

     We may not be able to successfully market, sell, deliver and support our products and services internationally. Our failure to manage our international operations effectively could limit the future growth of our business. International sales represented approximately 12.2% of our total revenue for the year ended December 31, 1999. We conduct our international sales through local subsidiaries in the United Kingdom, Germany, France, Japan, Brazil, and Canada and through distributor relationships in, Benelux, South Africa and eight Pacific Rim countries. The expansion of our existing international operations and entry into additional international markets will require significant management attention and financial resources to open additional international offices and hire international sales personnel. Localizing our products is difficult and may take longer than we anticipate due to difficulties in translation and delays we may experience in recruiting and training international staff. In addition, we currently have limited experience in developing local versions of our products, as well as marketing, selling and supporting our products and services overseas. See "Business -- Sales and Marketing."

OUR MARKETS ARE HIGHLY COMPETITIVE AND COMPETITION COULD HARM OUR ABILITY TO SELL PRODUCTS AND SERVICES AND REDUCE OUR MARKET SHARE

     Competition could seriously harm our ability to sell additional software and maintenance and support renewals on prices and terms favorable to us. Additionally, if we cannot compete effectively, we may lose market share. The markets for our products are intensely competitive and subject to rapidly changing technology. We compete against providers of decision support software, data warehousing software and enterprise application software. We also compete with providers of e-Business software, which allows for the electronic delivery of products and services that enable commerce among businesses and end users. Companies in each of these areas may expand their technologies or acquire companies to support greater Enterprise Intelligence functionality and capability, particularly in the areas of query response time and the ability to support large numbers of users. We may also face competition from vendors of products and turn-key solutions for e-Business applications that include Internet based information functionality.

     Many of our competitors have longer operating histories, significantly greater financial, technical, marketing or other resources, or greater name recognition than we do. Our competitors may be able to respond more quickly than we can to new or emerging technologies and changes in customer requirements. See "Business -- Competition."

OUR OPERATING RESULTS MAY VARY SIGNIFICANTLY DUE TO OUR LENGTHY SALES AND IMPLEMENTATION CYCLES FOR OUR PRODUCTS WHICH COULD CAUSE OUR STOCK PRICE TO FALL

     Because our products and services have lengthy sales and implementation cycles, it is difficult for us to forecast the timing and recognition of revenues from sales of our products and services. Since we are unable to control many of the factors that will influence our customers' buying decisions, the lengthy sales cycle could cause our operating results to be below the expectations of analysts and investors, which could cause our stock price to fall.

     A key element of our strategy is to market our products and services to large organizations with significant data management and access needs. These customers take an extended time evaluating our products before purchasing them. The period of time between initial customer contact and a purchase order may span six months or more. Our products have had, and we expect them to continue to have, an even longer sales cycle in international markets than in the United States and Canada. During the evaluation period, a variety of factors may lead customers to not purchase or scale down orders of our products including:

     - Reductions in demand for Enterprise Intelligence solutions

     - Introduction of new products by competitors or pricing pressures

     - Changes in our customers' budgets and purchasing priorities

     - Diversion of resources and management's attention to other information technology issues

     In addition, we often must provide a significant level of education to our prospective customers regarding the use and benefit of our products, which may cause additional delays during the evaluation and acceptance process. See "Business -- Sales and Marketing."

OUR EXECUTIVE OFFICERS AND KEY PERSONNEL ARE CRITICAL TO OUR BUSINESS AND THESE OFFICERS AND KEY PERSONNEL MAY NOT REMAIN WITH US IN THE FUTURE

     Our future success depends upon the continued service of our executive officers and other key employees as well as our ability to hire a significant number of new employees. We are particularly dependent on the continued services of employees in our professional services and sales groups. Competition for these individuals is intense, and we may not be able to attract, assimilate or retain additional highly qualified personnel in the future.

     In particular, it would be difficult for us to replace the services of Kenneth C. Gardner, our co-founder, President and Chief Executive Officer, John
E. Zicker, our co-founder, Executive Vice President, Technology, and Chief Technology Officer, Vince De Gennaro, our Executive Vice President, Sales, Malcolm G.R. Hobbs, Vice President, Marketing. We do not maintain "key-person" life insurance policies covering any of our employees.

OUR ACQUISITIONS COULD BE DIFFICULT TO INTEGRATE, DISRUPT OUR BUSINESS AND DILUTE STOCKHOLDER VALUE

     We intend to make investments in or acquire complementary companies, products and technologies. We have limited organizational experience in these matters and will need to develop the relevant skills if we are to be successful in any such endeavor. Any development of these skills could consume management's time and other resources. If we buy a company, we could have difficulty in assimilating that company's operations. In addition, we may be unsuccessful in retaining the key personnel of the acquired company. Moreover, we currently do not know and cannot predict the accounting treatment of any such acquisition, in part because we cannot be certain what accounting regulations, conventions or interpretations may prevail in the future. If we acquire complementary technologies or products, we could experience difficulties assimilating the acquired technology or products into our operations. These difficulties could disrupt our ongoing business, distract our management and employees and increase our expenses. Furthermore, we may have to incur debt or issue equity securities to pay for any future acquisitions, the issuance of which could be dilutive to our existing stockholders, and adversely affect the price of our common stock.

     We have no significant history of operations on a combined basis with QMS which we acquired in December 1999 in a stock exchange transaction. Accordingly, the historical financial statements and pro forma financial information presented in our Form 10-k for the year ended December 31, 1999 and our Form 10-Q for the quarter ended March 31, 2000 may not be indicative of the results that would have been obtained had the acquisition occurred prior to the commencement of the periods covered therein. We may not be successful in integrating the operations and personnel of QMS into our business, incorporating the QMS products and any other acquired technologies into our product lines, derive significant future sales from QMS products. We may also not be able to establish and maintain uniform standards, controls procedures and policies, or avoid the impairment of relationships with employees and customers as a result of changes in management. To the extent that we are unable to do these things, our business, financial condition and results of operations would be materially affected.

FAILURE OF COMMERCIAL USERS TO ACCEPT INTERNET SOLUTIONS COULD LIMIT OUR FUTURE GROWTH

     A key element of our strategy is to offer users the ability to access, analyze and report information from a data server through a Web browser. Our growth would be limited if businesses do not accept Internet solutions or perceive them to be cost-effective. Continued viability of the Internet depends on several factors, including:

     - Third parties' abilities to develop new enabling technologies in a timely manner

     - The Internet's ability to handle increased activity

     - The Internet's ability to operate as a fast, reliable and secure network

     - Potential changes in government regulation

     Moreover, critical issues concerning the commercial use of the Internet, including data corruption, cost, ease of use, accessibility and quality of service, remain unresolved and may negatively affect commerce and communication on the Internet. These issues will need to be addressed in order for the market for our products and services to grow.

WE MAY NEED TO BRING INFRINGEMENT CLAIMS OR BE SUBJECTED TO
INFRINGEMENT -- TIMELINE, INC. HAS FILED AN INFRINGEMENT SUIT AGAINST US

     Our intellectual property is important to our business. We expect that we could be subject to intellectual property infringement claims as the number of our competitors grows and the functionality of our applications overlaps with competitive offerings. These claims, even if not meritorious, could be expensive and divert our attention from operating our company. If we become liable to third parties for infringing their intellectual property rights, we would be required to pay a substantial damage award and to develop noninfringing technology, obtain a license or cease selling the applications that contain the infringing intellectual property. We may be unable to develop noninfringing technology or obtain a license on commercially reasonable terms, or at all. In addition, we may not be able to protect against misappropriation of our intellectual property. Third parties may infringe upon our intellectual property rights, we may not detect this unauthorized use and we may be unable to enforce our rights.

     If we become subject to litigation it could be costly and time consuming to defend and distract us from focusing on our business and operations.

     On March 22, 1999 Timeline, Inc. filed a complaint against Sagent in Federal District Court alleging that Sagent's DMS product suite infringes one or more of the claims of a Timeline patent. Sagent filed its original answer to the Complaint and asserting, among other things, that the Timeline patent was invalid and unenforceable. Sagent is presently rigorously defending the suit. The Lawsuit has been set for trial on July 10, 2000. See "Business -- Legal Proceedings."

IF WE LOSE KEY LICENSES WE MAY BE REQUIRED TO DEVELOP OR LICENSE ALTERNATIVES WHICH MAY CAUSE DELAYS OR REDUCTIONS IN SALES

     We rely on software that we have licensed from Opalis S.A. to perform key functions of our Sagent Automation product which automates common tasks in managing data. We also rely on software we have licensed from Microsoft Corporation to allow users to be able to customize the user interface provided by our Sagent Design Studio product. These licenses may not continue to be available to us on commercially reasonable terms. The loss of either of these licenses could result in delays or reductions of shipments of our product suite until equivalent software could be developed, identified, licensed and integrated. If customers require the automation and/or the user interface customization features when licenses for either of those is not available, they may delay or decline to purchase our product suite.

IF WE DISCOVER SOFTWARE DEFECTS WE MAY HAVE PRODUCT-RELATED LIABILITIES WHICH MAY LEAD TO LOSS OF REVENUE OR DELAY IN MARKET ACCEPTANCE FOR OUR PRODUCTS

     Our software products are internally complex and may contain errors, defects or failures, especially when first introduced or when new versions are released. We test our products extensively prior to releasing them; however, in the past we have discovered software errors in some of our products after their introduction. Despite extensive testing, we may not be able to detect and correct errors in products or releases before commencing commercial shipments, which may result in loss of revenue or delays in market acceptance.

     Our license agreements with our customers typically contain provisions designed to limit our exposure to potential product liability claims. All domestic and international jurisdictions may not enforce these limitations. Although we have not experienced any product liability claims to date, we may encounter such claims in the future. Product liability claims, whether or not successful, brought against us could divert the attention of management and key personnel and could be expensive to defend.

IF WE DO NOT KEEP PACE WITH TECHNOLOGICAL CHANGE OUR PRODUCT MAY BE RENDERED OBSOLETE AND OUR BUSINESS MAY FAIL

     Our industry is characterized by rapid technological change, changes in customer requirements, frequent new product introductions and enhancements and emerging industry standards. In order to achieve broad customer acceptance, our products must be compatible with major software and e-commerce applications and operating systems. We must continually modify and enhance our products to keep pace with changes in these applications and systems. Internet selling system technology is complex and new products enhancements can require long development and testing periods. If our products were to be incompatible with a popular new systems or applications, our business would be significantly harmed. In addition, the development of entirely new technologies replacing existing software could lead to new competitive products that have better performance or lower prices than our products and could render our products obsolete.

OUR OFFICERS, DIRECTORS AND AFFILIATED ENTITIES WILL HAVE SIGNIFICANT CONTROL OVER US AND MAY APPROVE OR REJECT MATTERS CONTRARY TO YOUR VOTE

     Our executive officers and directors, together with their affiliates, beneficially own a significant percentage of our outstanding common stock following as of February 29, 2000. These stockholders, if acting together, will be able to significantly influence all matters requiring approval by our stockholders, including the election of directors and the approval of mergers or similar transactions even if other stockholders disagree.

WE HAVE ANTI-TAKEOVER DEFENSES THAT COULD DELAY OR PREVENT AN ACQUISITION OF OUR COMPANY

     Provisions of our certificate of incorporation, bylaws, other agreements and Delaware law could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our stockholders.

OUR UNDESIGNATED PREFERRED STOCK MAY INHIBIT POTENTIAL ACQUISITION BIDS FOR US, CAUSE THE MARKET PRICE FOR SAGENT COMMON STOCK TO FALL AND DIMINISH THE VOTING RIGHTS OF THE HOLDERS OF OUR COMMON STOCK

     If our board of directors issues preferred stock potential acquirers may not make acquisition bids for us, our stock price may fall and the voting rights of existing stockholders may diminish as a result. Sagent's board of directors has the authority to issue up to 15,556,000 shares of preferred stock in one or more series. The board of directors can fix the price, rights, preferences, privileges and restrictions of the preferred stock without any further vote or action by our stockholders. Sagent has no current plans to issue any shares of preferred stock.

WE HAVE BROAD DISCRETION HOW WE INVEST AND MAY NOT YIELD A FAVORABLE RETURN

     We intend to invest available funds for general corporate purposes, including working capital, capital expenditures and repayment of long-term indebtedness, and may use a portion to acquire other businesses, products or technologies. Our management may invest in ways with which the stockholders may not agree. Pending any such uses, we plan to continue to invest in investment-grade, interest-bearing securities. We cannot predict that such investments will yield a favorable return.

SHARES ELIGIBLE FOR FUTURE SALE COULD CAUSE OUR STOCK PRICE TO FALL

     If our stockholders sell substantial amounts of our common stock in the public, the market price of our common stock could fall. Such sales also might make it more difficult for Sagent to sell equity or equity-related securities in the future at a time and price that we deem appropriate. As of March 31, 2000 we had 28.2 million shares of common stock outstanding.

WE DO NOT INTEND TO PAY DIVIDENDS AND YOU MAY NOT EXPERIENCE A RETURN ON INVESTMENT WITHOUT SELLING SHARES

     We have never declared or paid any cash dividends on our capital stock. Therefore, you will not experience a return on your investment in our common stock without selling your shares since we currently intend on retaining future earnings to fund our growth and do not expect to pay dividends in the foreseeable future. See "Dividend Policy."

                              SELLING STOCKHOLDERS

     The selling stockholders hold unregistered shares of our common stock. The selling stockholders may offer and sell the shares from time to time pursuant to the terms of this prospectus, as further discussed under the caption, "Plan of Distribution."

     The following table sets forth information for each selling stockholder, as of March 31, 2000 when there were 28,218,000 shares of our common stock outstanding. The table assumes that the selling stockholders sell all of the shares listed next to their names in the column entitled "Shares to be Offered." Information in the table is based upon information supplied to us by the selling stockholders. Except as otherwise indicated, we believe that the persons or entities named in the following table have sole voting and investment power with respect to all shares of the common stock shown as owned by them, subject to community property laws where applicable. To prevent dilution to the selling stockholders, the numbers in the table may change because of stock splits, stock dividends or similar events involving our common stock. None of the selling stockholders have held any positions or offices or have had material relationships with us or any of our affiliates within the past three years other than as a result of their ownership of our common stock.

                                              SHARES OWNED                        SHARES TO BE OWNED
                                             BEFORE OFFERING                        AFTER OFFERING
                                          ---------------------   SHARES TO BE   --------------------
                  NAME                    NUMBER    PERCENTAGE+     OFFERED      NUMBER   PERCENTAGE
                  ----                    -------   -----------   ------------   ------   -----------
Marcia Wray Little(7)...................  195,818     *             195,818       0         0
William Flanagan(7).....................   12,954     *              12,954       0         0
Todd Hinton(7)..........................   31,324     *              31,324       0         0
Mark Samardich(7).......................   31,298     *              31,298       0         0
Keith Tarter(7).........................   31,298     *              31,298       0         0
Paul Wray(7)............................  448,232     *             448,232       0         0
George Rebhan III(7)....................  448,232     *             448,232       0         0
J. Beach Clow(7)........................  450,823     *             450,823       0         0
Lila M. Wray(7).........................   69,955     *              69,955       0         0
Janice Rebhan(7)........................   69,955     *              69,955       0         0
Bethann Clow(7).........................   67,346     *              67,346       0         0
Charles Schwab & Company, Inc. FBO
  George J. Rebhan II(7)................   57,596     *              57,596       0         0
Charles Schwab & Company, Inc. FBO David
  A. Rebhan(7)..........................    5,777     *               5,777       0         0
J. Beach Clow(7)........................   11,529     *              11,529       0         0
Mr. John W. McFadden TTEE U/A DTD
12/23/97 by Mr. John W. McFadden(7).....   11,529     *              11,529       0         0
Stephen Walden(7).......................   11,529     *              11,529       0         0
Mr. John W. McFadden TTEE U/A DTD
12/23/97 by Mr. John W. McFadden(7).....  102,083     *             102,083       0         0
Stephen Walden(7).......................   17,281     *              17,281       0         0
Anne De Gennaro(1)......................  124,147     *             124,147       0         0
Michael John Saich(1)...................    7,304     *               7,304       0         0
Malcolm Lewis-Jones(1)..................    7,304     *               7,304       0         0
Chairman Lewis Jones(1).................    7,304     *               7,304       0         0
Michel Poirrier(2)......................   10,617     *              10,617       0         0
Emmanual Quere(2).......................    2,590     *               2,590       0         0
Marie Odile Cayeux(2)...................    1,899     *               1,899       0         0
Greater Bay Bank Corporation(3).........   18,306     *              18,306       0         0

                                              SHARES OWNED                        SHARES TO BE OWNED
                                             BEFORE OFFERING                        AFTER OFFERING
                                          ---------------------   SHARES TO BE   --------------------
                  NAME                    NUMBER    PERCENTAGE+     OFFERED      NUMBER   PERCENTAGE
                  ----                    -------   -----------   ------------   ------   -----------
The Corum Group(4)......................  106,250     *             106,250       0         0
Nathaniel deLisle Burgess...............   18,750     *              18,750       0         0
William V. Flanagan(5)..................   90,682     *              90,682       0         0
Keith D. Tarter(5)......................    7,772     *               7,772       0         0
Mark C. Samardich(5)....................   87,988     *              87,988       0         0
Charles C. Carey(5).....................   15,353     *              15,353       0         0
Charles C. Carey(6).....................   14,857     *              14,857       0         0
Nilton Bassi(8).........................   13,952     *              13,952       0         0

-------------------------
 * Represents beneficial ownership of less than 1%.

 + Based on the number of shares outstanding on March 31, 2000, which was 28,218,000.

(1) Represents a total of 146,079 shares issued in connection with the acquisition of Sagent U.K. Ltd., on June 11, 1999.

(2) Represents a total of 20,141 shares issued in connection with the acquisition of Sagent France on November 30, 1999.

(3) Represents 18,306 shares convertible upon the exercise of underlying warrants, issued to Greater Bay Bank Corporation on June 7, 1999.

(4) Represents 106,260 shares issued to Corum Group Ltd. on March 21, 2000.

(5) Represents an aggregate of 201,795 incentive stock options exercised by employees.

(6) Represents 14,857 non-qualified stock options exercised by an employee.

(7) Represents an aggregate of 2,074,577 shares issued pursuant to the acquisition of Qualitative Marketing Software, Inc. on December 11, 1999.

(8) Represents shares issued in connection with the acquisition of Sagent do Brazil on March 30, 2000.

                              PLAN OF DISTRIBUTION

     We will not receive any proceeds from the sale of the shares. The shares are being offered on behalf of the selling stockholders. The shares may be sold or distributed from time to time by the selling stockholders, or by pledgees, donees or transferees of, or other successors in interest to, the selling stockholders, directly to one or more purchasers (including pledgees) or through brokers, dealers or underwriters who may act solely as agents or may acquire shares as principals, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices, or at fixed prices, which may be changed.

     The sale of the shares may be effected in one or more of the following methods:

     - ordinary brokers' transactions, which may include long or short sales;

     - transactions involving cross or block trades or otherwise on the Nasdaq National Market;

     - purchases by brokers, dealers or underwriters as principal and resale by such purchasers for their own accounts pursuant to this prospectus;

     - "at the market" to or through market makers or into an existing market for the shares;

     - in other ways not involving market makers or established trading markets, including direct sales to purchases or sales effected through agents;

     - through transactions in options, swaps or other derivatives (whether exchange-listed or otherwise); or

     - any combination of the foregoing, or by any other legally available means.

     In addition, the selling stockholders or their successors in interest may enter into hedging transactions with broker-dealers who may engage in short sales of shares in the course of hedging the positions they assume with the selling stockholders. The selling stockholders or their successors in interest may also enter into option or other transactions with broker-dealers that require the delivery by such broker-dealers of the shares, which shares may be resold thereafter pursuant to this prospectus.

     Brokers, dealers, underwriters or agents participating in the distribution of the shares as agents may receive compensation in the form of commissions, discounts or concessions from the selling stockholders and/or purchasers of the shares for whom such broker-dealers may act as agent, or to whom they may sell as principal, or both (which compensation as to a particular broker-dealer may be less than or in excess of customary commissions). The selling stockholders and any broker-dealers who act in connection with the sale of shares hereunder may be deemed to be "underwriters" within the meaning of the Securities Act, and any commissions they receive and proceeds of any sale of shares may be deemed to be underwriting discounts and commissions under the securities act. Neither we nor any selling stockholder can presently estimate the amount of such compensation. We know of no existing arrangements between any selling stockholder, any other stockholder, broker, dealer, underwriter or agent relating to the sale or distribution of the shares.

                                 LEGAL MATTERS

     The validity of the issuance of common stock will be passed upon for us by Wilson Sonsini Goodrich & Rosati, P.C., Palo Alto, California.

                                    EXPERTS

     The financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 1999 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                2,609,634 SHARES

                            SAGENT TECHNOLOGY, INC.

                                  COMMON STOCK

                           -------------------------

                                   PROSPECTUS
                           -------------------------

                                           , 2000

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The Registrant will pay all reasonable expenses incident to the registration of the shares other than any commissions and discounts of underwriters, dealers or agents. Such expenses are set forth in the following table. All of the amounts shown are estimates except the SEC registration fee.

                                                                AMOUNT
                                                              TO BE PAID
                                                              ----------
SEC registration fee........................................  $ 5,372.58
Legal fees and expenses.....................................  $   30,000
Accounting fees and expense.................................  $    5,000
Miscellaneous expenses......................................  $    2,000
                                                              ----------
          Total.............................................  $40,385.11
                                                              ==========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Sagent's certificate of incorporation limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation shall not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for:

     - Any breach of the director's duty of loyalty to Sagent or its stockholders

     - Acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law

     - Unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions

     - Any transaction from which the director derived an improper personal benefit

     These provisions are permitted under Delaware law.

     Sagent's bylaws provide that Sagent shall indemnify its directors and executive officers and may indemnify its other officers and employees and agents and other agents to the fullest extent permitted by law. Sagent believes that indemnification under its bylaws covers at least negligence and gross negligence on the part of indemnified parties. Sagent's bylaws also permit Sagent to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in such capacity, regardless of whether the bylaws would permit indemnification.

     Sagent has entered into agreements to indemnify its directors and officers, in addition to indemnification provided for in Sagent's bylaws. These agreements, among other things, indemnify Sagent's directors and officers for certain expenses, including attorneys' fees, judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by or in the right of Sagent, arising out of such person's services as a director or officer of Sagent, any subsidiary of Sagent or any other company or enterprise to which the person provides services at the request of Sagent. In addition, Sagent has obtained directors' and officers' insurance providing indemnification for certain of Sagent's directors, officers and employees for certain liabilities. Sagent believes that these provisions, agreements and insurance are necessary to attract and retain qualified directors and officers.

     At present, there is no pending litigation or proceeding involving any director, officer, employee or agent of Sagent where indemnification will be required or permitted. Sagent is not aware of any threatened litigation or proceeding that might result in a claim for such indemnification.

ITEM 16. EXHIBITS

EXHIBIT
NUMBER                      DESCRIPTION OF DOCUMENT
-------                     -----------------------
  2.1*    Form of Agreement and Plan of Reorganization, dated as of
          December 11, 1999 (Incorporated by reference from the
          Company's Amended Current Report on Form 8-K/A, which became effective on February 28, 2000)
  4.1*    Sagent Technology, Inc. Amended and Restated Certificate of
          Incorporation dated March 10, 1999 (incorporated by
          reference to Exhibit 3.2 of Registrant's Form S-1 as filed on January 29, 1999)
  4.2*    Sagent Technology, Inc. Bylaws (incorporated by reference to
          Exhibit 3.3 of Registrant's Form S-1 as filed on January 29,
          1999)
  4.3*    Form of Registrant's Stock Certificate (incorporated by
          reference to Exhibit 4.1 of Registrant's Form S-1 as filed on January 29, 1999)
  5.1     Opinion of Wilson Sonsini Goodrich & Rosati, P.C.
 23.1     Consent of PricewaterhouseCoopers LLP, Independent
          Accountants
 23.2     Consent of Counsel (included in Exhibit 5.1)
 24.1     Power of Attorney (included on page II-4)

-------------------------
* Incorporated by reference.

ITEM 17. UNDERTAKINGS

     Sagent Technology hereby undertakes:

          1. To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

             (a) To include any prospectus required by Section 10(a)(3) of the Securities Act;

             (b) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

             (c) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that paragraphs (a) and (b) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by Sagent Technology pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the Registration Statement.

          2. That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          3. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          4. That, for the purpose of determining any liability under the Securities Act, each filing of Sagent Technology's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act, (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          5. To deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Exchange Act; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

          6. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of Sagent Technology pursuant to the foregoing provisions, or otherwise, Sagent Technology has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Sagent Technology of expenses incurred or paid by a director, officer, or controlling person of Sagent Technology in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, Sagent Technology will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Mountain View, state of California, on June 28, 2000.

                                          SAGENT TECHNOLOGY, INC.

                                          By:    /s/ KENNETH C. GARDNER
                                            ------------------------------------
                                                     Kenneth C. Gardner
                                                  Chief Executive Officer,
                                                   President and Director

                               POWER OF ATTORNEY

     We, the undersigned officers and directors of Sagent Technology, Inc. hereby constitute Kenneth Gardner our true and lawful attorney-in-fact, with full power of substitution, to sign for us and in our names in the capacities indicated below the Registration Statement filed herewith and any and all amendments to said Registration Statement, and generally to do all such things in our name and behalf in our capacities as officers and directors to enable Sagent Technology, Inc. to comply with the provisions of the Securities Act of 1933, as amended, and all requirements of the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by our said attorney to said Registration Statement and any and all amendments thereto.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement and Power of Attorney has been signed below by the following persons in the capacities and on the dates indicated.

                       SIGNATURE                                     TITLE                  DATE
                       ---------                                     -----                  ----
                 /s/ KENNETH C. GARDNER                     Chief Executive Officer,    June 28, 2000
--------------------------------------------------------     President and Director
                   Kenneth C. Gardner                         (Principal Executive
                                                                    Officer)

                  /s/ KEITH F. JENSEN                       Vice President, Finance     June 28, 2000
--------------------------------------------------------    (Principal Financial and
                    Keith F. Jensen                           Accounting Officer)

                   /s/ JOHN E. ZICKER                               Director            June 28, 2000
--------------------------------------------------------
                     John E. Zicker

                   /s/ SHANDA BAHLES                                Director            June 28, 2000
--------------------------------------------------------
                     Shanda Bahles

                       SIGNATURE                                     TITLE                  DATE
                       ---------                                     -----                  ----
                 /s/ JEFFREY T. WEBBER                              Director            June 28, 2000
--------------------------------------------------------
                   Jeffrey T. Webber

                                                                    Director
--------------------------------------------------------
                     Klaus S. Luft

                                                                    Director
--------------------------------------------------------
                     Keith A. Maib

                                 EXHIBIT INDEX

EXHIBIT
NUMBER                      DESCRIPTION OF DOCUMENT
-------                     -----------------------
  5.1     Opinion of Wilson Sonsini Goodrich & Rosati, P.C.
 23.1     Consent of PricewaterhouseCoopers LLP, Independent
          Accountants
 23.2     Consent of Counsel (included in Exhibit 5.1)
 24.1     Power of Attorney (included on page II-4)